                                  [RUTAN & TUCKER, LLP LETTERHEAD]

LARRY A. CERUTTI
Direct Dial: (714) 641-3450
E-mail: lcerutti@rutan.com                 June 16, 2005


VIA FEDERAL EXPRESS AND
-----------------------
EDGAR CORRESPONDENCE
--------------------

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

         Re:      Emrise Corporation
                  Amendment No. 2 to Registration Statement on Form S-1 Filed May 31, 2005
                  Registration No. 333-122394
                  -----------------------------------------------------

Dear Mr. Mancuso:

         On behalf of Emrise Corporation ("Company"), this letter responds to your letter to the Company dated June 6, 2005. The comments contained in your letter are set forth below in their entirety for your convenience.

         Enclosed are clean and marked to show changes copies of Amendment No. 3 to the Company's Registration Statement on Form S-1, Registration No. 333-122394 ("Registration Statement"). Also enclosed are clean and marked to show changes copies of the Company's Form 10-Q/A No. 1 for March 31, 2005 and the Company's Form 8-K/A No. 2 for March 18, 2005 relating to the Pascall acquisition.

         We have indicated below where disclosure in response to your comments has been included in the Company's filings or the reasons why the Company believes such disclosure is inapplicable or inappropriate. The page numbers referenced below correspond to the clean non-EDGAR versions of the enclosed documents.

Risk Factors, page 8
--------------------

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 2. WE ALSO NOTE, HOWEVER, FROM YOUR MOST RECENT ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 AND QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005, THAT YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CONCLUDED THAT THE DESIGN AND OPERATION OF YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE AS OF DECEMBER 31, 2004 NOR AS OF MARCH 31, 2005. PLEASE EXPAND YOUR RISK FACTORS TO DESCRIBE ANY MATERIAL RISKS THAT MAY RESULT FROM THESE CONCLUSIONS OR OTHERWISE DISCLOSE THESE CONCLUSIONS IN AN APPROPRIATE LOCATION IN YOUR PROSPECTUS.

Russell Mancuso, Esq.
June 16, 2005
Page 2


         Disclosure of these conclusions has been included under the heading "Controls and Procedures" at page 48 of the Registration Statement.

Pursue Strategic Acquisitions, page 56
--------------------------------------

2. PLEASE EXPAND YOUR RESPONSE TO COMMENT 4 TO PROVIDE US DETAILS ABOUT THE STATUS OF THE DISCUSSION AND THE MATERIALITY OF THE TARGET.

         The Company has terminated discussions with the target. Accordingly, the disclosure regarding the discussions, which was formerly at page 58 of the Registration Statement, has been deleted.

January 2005 Private Placement Of Common Stock and Warrants, page 98
--------------------------------------------------------------------

3. PLEASE UPDATE YOUR DISCLOSURE HERE AND IN THE OTHER APPLICABLE SECTIONS OF YOUR PROSPECTUS WHERE SIMILAR DISCLOSURE IS MADE TO QUANTIFY AND CLARIFY ANY PENALTIES THAT YOU HAVE INCURRED OR WILL INCUR UNDER YOUR REGISTRATION RIGHTS AGREEMENT AS A RESULT OF YOUR REGISTRATION STATEMENT NOT BEING EFFECTIVE BY THE 150TH DAY FOLLOWING THE CLOSING DATE OF YOUR PRIVATE PLACEMENT. PLEASE ALSO REVISE YOUR DISCLOSURE UNDER "SUBSEQUENT EVENTS" ON PAGE F-42 TO INCLUDE THE LIQUIDATED DAMAGES PAID TO DATE, OR TELL US WHY ADDITIONAL DISCLOSURE IS NOT NEEDED.

         The disclosures at pages 46 and 100 of the Registration Statement have been revised to quantify and clarify penalties incurred and penalties that may be incurred in the future. Footnote 9 of the Form 10-Q for March 31, 2005, "January 2005 Private Placement" at page F-14 of the Form 10-Q and page F-55 of the Registration Statement, has similarly been revised. The Company does not believe it is necessary to revise footnote 17 of the Form 10-K, "Subsequent Events" at page F-38 of the Registration Statement, because it believes that adequate disclosure of the penalties has been included in the Form 10-Q and throughout the Registration Statement.

Financial Statements for the Three Months Ended March 31, 2005 and 2004,
page F-46
--------------------------------------------------------------------------------

Condensed Consolidated Statements of Cash Flows, page F-46
----------------------------------------------------------

4. PLEASE TELL US HOW YOU DETERMINED THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS. WE NOTE THAT THIS AMOUNT IS THE SAME AS YOUR ADJUSTMENT TO OTHER COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2005. REFER TO PARAGRAPHS 25 AND 146 OF SFAS 95.

Russell Mancuso, Esq.
June 16, 2005
Page 3


         The Company recomputed its cash flows worksheet for the three months ended March 31, 2005 in accordance with the guidance provided in paragraph 25 and the example in paragraph 146 of SFAS 95. As a result, the Company has revised the statements of cash flows at page F-5 of the March 31, 2005 Form 10-Q and at page F-46 of the Registration Statement. We note that the cash flow statements included in the Form 10-K for the year ended December 31, 2004 and the interim periods included in that year did compute the effect of the exchange rate in cash in accordance with paragraph 146 of SFAS 95.

Note 10.  Larus Corporation and Pascall Acquisitions, page F-56
---------------------------------------------------------------

5. WE NOTE THAT $4.7 MILLION OF THE PURCHASE PRICE WAS ALLOCATED TO GOODWILL AND $50,000 TO TRADEMARKS. EXPLAIN IN GREATER DETAIL WHY NO ALLOCATION HAS BEEN MADE TO COVENANTS NOT TO COMPETE, CUSTOMERS, WORK FORCE, SOFTWARE AND/OR COMPLETED TECHNOLOGY. REFER TO SFAS 141, PARAGRAPH 51-52 FOR GUIDANCE.

         Note 10 has been revised at pages F-59 and F-60 of the Registration Statement and the related disclosures at page 31 of the Registration Statement and page 3 of the Form 8-K/A have been revised to contain the following further explanation of the preliminary allocation:

         In conjunction with the acquisition of Pascall, the Company has selected a valuation firm to determine what portion of the purchase price should be allocated to identifiable intangible assets. The Company has considered whether the acquisition included various types of identifiable intangible assets, including trade names, trademarks, patents, covenants not to compete, customers, workforce, technology and software. The Company has estimated that the Pascall trade name and trademark are valued at $50,000. The Company has estimated that the covenants not to compete that were obtained from Pascall's former affiliates are valued at $100,000 in light of public statements made by those affiliates indicating that they were strategically exiting the power supply business, which the Company believes result in a low probability that they would return to the power supply business absent the covenants not to compete. The Company believes that no other identifiable intangible assets of significant value were acquired. No patents were acquired. The Company has not ascribed any value to Pascall's customer base because the Company's United Kingdom subsidiary, XCEL Power Systems, Ltd., already sells to Pascall's key customers. Pascall's workforce does not hold any special skills that are not readily available from other sources. The Company did not identify any valuable completed technology that was acquired, because Pascall utilizes non-proprietary technology to produce custom power supplies pursuant to customer specifications. Pascall does not develop or design software and does not own software of any material value.

Russell Mancuso, Esq.
June 16, 2005
Page 4


         Accordingly, the Company has estimated that the goodwill associated with the Pascall acquisition totaled $4,571,000. The Pascall trade name and trademark were determined to have indefinite lives and therefore are not being amortized but rather are being periodically tested for impairment. The covenants not to compete will be amortized over their three-year duration. The valuation of the identified intangible assets is expected to be completed during the quarter ending September 30, 2005 and could result in changes to the value of these identified intangible assets and corresponding changes to the value of goodwill. However, the Company does not believe these changes will be material to its financial position or results of operations.

Pascall Electronic (Holdings) Limited and its Subsidiary Undertakings, page F-66
--------------------------------------------------------------------------------

Note 29. Summary of Certain Differences between Accounting Principles Generally
-------------------------------------------------------------------------------
Accepted in the United Kingdom and the United States of America, page F-88
--------------------------------------------------------------------------

6. PLEASE PROVIDE US WITH YOUR STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY USING BALANCES DETERMINED UNDER U.S. GAAP.

         The following represents a statement of changes in shareholders equity using balances determined under U.S. GAAP:

                                                                             RETAINED
                                                             ADDITIONAL      EARNINGS
                                 COMMON        PREFERRED       PAID IN     (ACCUMULATED
                                  STOCK          STOCK         CAPITAL        DEFICIT)        TOTAL
                               ------------   ------------   ------------   ------------   ------------
                                 (POUND)        (POUND)         (POUND)       (POUND)         (POUND)
                               ------------   ------------   ------------   ------------   ------------
Balance at April 1, 2003           224,391        140,320        381,570         49,389        795,670

Net loss                                                                        (86,399)       (86,399)
                               ------------   ------------   ------------   ------------   ------------
Balance at March 31, 2004          224,391        140,320        381,570        (37,010)       709,271

Net loss                                                                       (115,744)      (115,744)
Amount owed to parent company
  converted to equity                                            315,686                       315,686
Distributions                                                                   (39,000)       (39,000)
                               ------------   ------------   ------------   ------------   ------------
Balance at March 18, 2005          224,391        140,320        697,256       (191,754)       870,213
                               ============   ============   ============   ============   ============

Russell Mancuso, Esq.
June 16, 2005
Page 5


7. WITH REGARD TO ADJUSTMENT (C) RELATED TO YOUR PENSION ASSET, PLEASE TELL US WHETHER YOU ACCOUNT FOR THE PENSION PLAN AS A DEFINED BENEFIT PLAN OR DEFINED CONTRIBUTION PLAN UNDER U.S. GAAP. DISCUSS IN GREATER DETAIL THE DIFFERENCE BETWEEN U.K. AND U.S. GAAP AND CITE THE RELEVANT ACCOUNTING LITERATURE UPON WHICH YOU RELIED.

         The pension scheme, which is described in footnotes 1, 4, 24 and 29 at pages F-8, F-10, F-26 and F-30, respectively, in the Form 8-K/A, provided defined benefits for the participants. The scheme was established by Intelek plc, the parent company, and provided the same defined benefits to the employees of all companies within the Intelek group, including Pascall. The assets contributed by the parent company were available to provide benefits to employees of all companies within the Intelek group. Assets were not segregated into separate accounts for each subsidiary nor were assets restricted in any way to limit the benefits provided to any one company within the group.

         Employees of Pascall previously participated in the defined benefit scheme sponsored by Intelek. However, because of the group nature of the scheme, separate actuarial calculations were not performed for each company within the Intelek group to determine the pension charges of the individual companies participating in the group scheme. Historically, Pascall was allocated a charge by the parent company based on an internal formula developed by Intelek and not based on an actuarial calculation for each participating subsidiary.

         Under U.S. GAAP, the Company believes the characteristics of this scheme are very similar to those of a multiemployer pension plan that provides defined benefits. Pascall was unable to actuarially determine its periodic pension cost nor could it have determined the amount of any pension assets or liabilities based on actuarial data. Under a multiemployer pension plan, Pascall would have been required to recognize as net period pension cost the required contribution for the period. Further, any contributions due and unpaid would have been reflected as a liability of Pascall. Because of the nature of the scheme, disclosures typically associated with a single-employer defined benefit plan have not been presented in the stand-alone financial statements of Pascall. The Company believes the guidance in SFAS 87, paragraphs 67 through 70, as amended by SFAS 132(R) is applicable to the U.S. GAAP accounting treatment of Pascall's pension scheme for the periods presented.

         Intelek plc performed an actuarial calculation of the entire Intelek group's pension cost in accordance with SSAP 24, "Accounting for Pension Costs." In addition, the supplemental disclosure requirement of FRS 17, "Retirement Benefits" was presented on a group level. Intelek plc recorded a prepaid pension asset in accordance with the U.K. GAAP requirements that permit the recognition of an asset if the net periodic pension cost is less than the amounts the employer has contributed to the scheme (this rule is similar to the accounting guidance in SFAS 87, paragraph 35, as amended by SFAS 132(R)). In addition, Intelek plc allocated a portion of this asset to Pascall, which resulted in a prepaid pension asset on the books of Pascall through March 31, 2004. The allocation of this asset was not based on actuarial data since separate actuarial computations were not performed for each subsidiary. As described in footnote 24 to the Pascall financial statements included in the Form 8-K/A, this asset was written off and charged to expense in fiscal 2005 pursuant to an agreement whereby Intelek plc assumed the unfunded obligation related to the Pascall employees. Under U.S. GAAP, an employer participating in a multiemployer defined benefit plan would not have recorded a prepaid pension asset. The adjustment in item (c) included in the U.S. GAAP reconciliation removes the asset from the March 31, 2004 balance sheet. Further, the write off of the asset recorded under U.K. GAAP in the period ended March 18, 2005 was reversed in the U.S. GAAP reconciliation.

Russell Mancuso, Esq.
June 16, 2005
Page 6



8. WITH REGARD TO ADJUSTMENT (D) RELATED TO THE ELIMINATION OF A GAIN ON DISPOSAL OF A SUBSIDIARY, EXPLAIN TO US HOW YOU ARE ACCOUNTING FOR THE DISPOSAL UNDER BOTH U.K AND U.S. GAAP. YOUR RECONCILIATION TO U.S. GAAP SHOULD ALLOW THE READER TO DETERMINE THE AMOUNT OF EACH ADJUSTMENT TO EACH LINE ITEM OF THE FINANCIAL STATEMENTS.

         During the period ended March 18, 2005, Pascall Electronic Holdings Limited ("PEHL") sold its interests in Pascall Microwave Limited ("PML") and Pascall Electronic Systems Limited ("PESL"), which previously were consolidated subsidiaries of PEHL. The sale of these two subsidiaries was to Intelek plc, PEHL's parent company at that time, and resulted in a (pound)315,686 gain. PML and PESL were dormant subsidiaries that owed intercompany balances to Intelek plc, their ultimate parent company. Because PML and PESL were subsidiaries of PEHL, these intercompany balances were included in the consolidated balance sheet of PEHL.

         The sale of PML to Intelek plc had the effect of reducing the intercompany liability owed to Intelek plc. Because this was a transaction with the parent company of PEHL, the reporting of a gain through the statement of income under U.S. GAAP would not have been appropriate. The financial statement effect was that amounts that were owed to the ultimate parent company and were previously reflected as a liability were effectively contributed to permanent capital. This would have resulted in an increase to equity under U.S. GAAP. Under U.K. GAAP, this gain was reported as a gain on disposal of dormant subsidiaries in PEHL's Consolidated Profit and Loss Account. Although it was labeled as an exceptional item on the face of the financial statement, under U.K. GAAP the gain was included in the computation of the reported "loss on ordinary activities before interest and taxation." The comments under adjustment
(d) at page F-90 of the Registration Statement and page F-31 of the Form 8-K/A have been revised to clarify for the reader the treatment of this item in the financial statements and footnotes.

9. AS A RELATED MATTER, PLEASE REVISE TO DISCLOSE, FOR EACH BALANCE SHEET PRESENTED THE AMOUNT OF EACH MATERIAL VARIATION, PRESENTED ON A GROSS BASIS, BETWEEN THE AMOUNT OF A LINE ITEM AND THE AMOUNT DETERMINED USING U.S. GAAP. SUCH AMOUNTS MAY BE SHOWN IN PARENTHESES, IN COLUMNS, AS A RECONCILIATION OF THE EQUITY SECTION, AS A RESTATED BALANCE SHEET, OR IN ANY SIMILAR FORMAT THAT CLEARLY PRESENTS THE DIFFERENCE IN AMOUNTS. REFER TO ITEM 17 OF FORM 20-F FOR GUIDANCE.

         Footnote 29 at page F-89 of the Registration Statement and page F-30 of the Form 8-K/A have been revised to add a table that reflects the balance sheet impact of each adjustment, presented on a gross basis.

Russell Mancuso, Esq.
June 16, 2005
Page 7



10. WITH REGARD TO ADJUSTMENT (F) RELATED TO GOODWILL, PLEASE EXPLAIN TO US HOW YOU ACCOUNTED FOR GOODWILL UNDER BOTH U.K. AND U.S. GAAP. FULLY EXPLAIN HOW YOUR U.S. GAAP ACCOUNTING COMPLIES WITH SFAS 142.

         Under U.K. GAAP, purchased goodwill first accounted for in fiscal periods ending before December 1998, which was the implementation date of Financial Reporting Standard No. 10, could have been eliminated from the financial statements by taking a direct charge to equity upon acquisition. PEHL elected to record this charge against equity at the acquisition date in 1984 and, accordingly, reduced the carrying value of the Pascall goodwill from $281,000 to $0. Under U.S. GAAP at that time, goodwill was not permitted to be charged directly against equity; instead, goodwill would have been capitalized and amortized over the estimated life. For purposes of the reconciliation of U.K. GAAP to U.S. GAAP, it was estimated that the amortization would have been recorded over an estimated life of 20 years.

         Beginning in 2002, upon the implementation of SFAS 142, U.S. GAAP would have required PEHL to discontinue amortizing goodwill deemed to have an indefinite life. At that time, there would have been three remaining years on the estimated amortization period, and the remaining balance of the goodwill carrying value would have been an estimated (pound)42,000. This is the amount included as adjustment (f) in the reconciliation at page F-91 of the Registration Statement and page F-31 of the Form 8-K/A.

         According to SFAS 142, the Company would be required to review the valuation of the goodwill in future periods. PEHL is profitable and the Company recently acquired it at a price of $9.7 million, approximately $4.7 million over PEHL's book value. The Company believes that these factors and the expected cash flow from PEHL's operations indicate that the (pound)42,000 was not subject to a SFAS 142 write-down and was an appropriate balance for goodwill at March 18, 2005.

Russell Mancuso, Esq.
June 16, 2005
Page 8


Exhibit 5.1
-----------

11. YOU SHOULD FILE AN OPINION THAT DOES NOT ASSUME LEGAL CONCLUSIONS THAT UNDERLIE THE ULTIMATE LEGALITY OPINION. IT IS UNCLEAR WHY IT IS NECESSARY AND APPROPRIATE FOR COUNSEL TO ASSUME THAT THE OUTSTANDING SHARES ARE EVIDENCED BY APPROPRIATE CERTIFICATES THAT HAVE BEEN PROPERLY EXECUTED AND DELIVERED.

         The opinion has been revised as requested to eliminate the assumption that the Outstanding Shares are evidenced by appropriate certificates that have been properly executed and delivered.

         If you would like to discuss any of these responses, please call me at
(714) 641-3450.

                                                     Sincerely yours,

                                                     RUTAN & TUCKER, LLP

                                                     /s/ Larry A. Cerutti

                                                     Larry A. Cerutti

Enclosures
cc:      Mr. Tim Buchmiller (w/enclosures)
         Mr. Carmine T. Oliva (w/enclosures, via e-mail)
         Mr. Randolph D. Foote (w/enclosures, via e-mail) Cristy Parker, Esq. (w/enclosures, via e-mail)
         Mr. Richard Simitian, CPA (w/enclosures, via e-mail) Mr. Joe Rumley, CPA (w/enclosures, via e-mail)
         Mr. Anthony Sanchez, CPA (w/enclosures, via e-mail) Mr. Fred Furry, CPA (w/enclosures, via e-mail)
         Mr. Kevin Hartley, CPA (w/enclosures, via e-mail)